

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 12, 2016

Joseph Onyero
Chief Executive Officer
Bebuzee Ltd.
30 Avenue Road
Bournemouth, BH2 5SL
United Kingdom

> **Re: Bebuzee Ltd.**
> **Amendment No. 7 to Registration Statement on Form F-1**
> **Filed February 10, 2016**
> **File No. 333-206577**

Dear Mr. Onyero:

Our preliminary review of your registration statement indicates that it fails to include a currently dated consent from your independent registered public accounting firm for their reports on both the interim and annual audited financial statements included in your registration statement. We will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct this deficiency.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal
Office of Information Technologies
and Services